June 3, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549

Re:	Prairie Creek Ethanol, LLC
Registration Statement on Form SB-2
File No. 333-141585

Dear Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Prairie Creek Ethanol, LLC (the “Company”) hereby respectfully requests that the registration statement on Form SB-2, including all amendments and exhibits thereto (File No. 333-141585), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 26, 2007, initially made effective on September 21, 2007, and made effective again on January 23, 2008 following a post-effective amendment (the “Registration Statement”), be withdrawn immediately.

The Company requests withdrawal of the Registration Statement because of unfavorable market conditions resulting in the Company’s inability to raise the minimum offering amount specified in the Registration Statement.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of Mark Wickham of BrownWinick at (515) 248-6624.

Should you have questions regarding this matter, please contact Mark Wickham at (515) 248-6623.

Thank you for your assistance.

Very truly yours,

/s/ Clay Hansen
Clay Hansen
Chairman, President and Director